Filed by Colonial Properties Trust Pursuant to Rule 425
under the Securities Act of 1933, as amended,
and deemed filed pursuant to Rule 14a-12
under the Securities Exchange Act of 1934, as amended

Subject Company: Cornerstone Realty Income Trust, Inc.
Commission File No.: 001-12875

Wall Street Analyst Forum New York, New York February 28, 2005

Forward Looking Statements "Safe Harbor" Statement under the Private Securities Litigation Reform Act of 1995: Except for the historical information contained herein, these supplemental financial highlights contain forward-looking statements regarding Company and property performance, and are based on the Company's current expectations and judgment. Actual results could vary materially depending on risks and uncertainties inherent to general and local real estate conditions, competitive factors specific to markets in which the Company operates, legislative or other regulatory decisions, future interest rate levels or capital markets conditions. The Company assumes no liability to update this information. For more details, please refer to the Company's SEC filings, including its most recent Annual Report on Form 10-K and quarterly reports on Form 10-Q.

Company Overview Colonial Properties Trust (NYSE: CLP) Diversified REIT - Multifamily, Office, Retail Public company since 1993 Own and operate properties in Sunbelt states of US Where you live... Where you work... Where you shop... Multifamily Manage over 29,000 units Office Manage 6.8 million SF Retail Manage over 15 million SF

Company Overview Colonial Star Strategy Achieve consistent long-term performance through Diversified Property Portfolio Investment in High Growth Sunbelt Cities Mixed Use Investment Acquisitions/ Development/ Dispositions Balance Sheet Management Operating Excellence

Company Overview Colonial Properties has positioned itself as a premier Sunbelt REIT with properties located throughout the Sunbelt region Note: Property map includes the properties of Cornerstone Realty Income Trust.

Portfolio Characteristics Multifamily Portfolio At year end 2004 - managed over 29,000 units 36 cities in 12 states 94.6% Occupancy

Portfolio Characteristics Office Portfolio At year end 2004 - managed 6.8 million SF 6 cities in 3 states 92.4% Occupancy

Portfolio Characteristics Retail Portfolio At year end 2004 - managed over 15 million SF 30 cities in 8 states 91.4% Occupancy

Historical Performance Net Operating Income ($ in millions)

Recent Activity Current Operational Highlights 4Q 2004 Announced acquisition of Cornerstone Realty Income Trust, Inc. (NYSE: TCR) and a multifamily joint venture with DRA Advisors Continued regional mall disposition activity 2004 year-end financial results FFO per Share - $3.64 Net Operating Income - $263.7 million 1Q 2005 - Acquired Portofino (retail shopping center in Houston, TX) and Westshore Place (office building in Tampa, FL) Colonial Properties Trusts values a strong dividend Increased dividend in 2005 for 12th consecutive year Annual dividend - $2.70 per share in 2005

Investment Pipeline Acquisition Activity 2004 acquisition activity - over $600 million of properties at a weighted average cap rate of 7.6% Cornerstone acquisition expected to close April 1, 2005 Forecast additional $400 to $500 million in 2005 (excluding Cornerstone)

Investment Pipeline Disposition Activity Sold $105 million of properties at a weighted average cap rate of 7.7% Estimate $600 to $800 million of asset sales in 2005

Investment Pipeline Development Activity 2004 development expenditures - $95 million Over $100 million has been spent on projects still under development to be completed in 2005 and 2006 2005 development forecast - $180 million Development Yields Multifamily: 8.0% to 9.0% Office: 10.0% to 11.5% Retail: 10.0% to 12.0% Completed Development Projects

Market Capitalization Total Market Capitalization ($ in billions)

Company Profile Colonial Properties Trust

Portfolio Profile Shifting Product Mix Toward Multifamily 2004 Net Operating Income 2005E Net Operating Income (a) Geographic Diversification (a) 2005E Net Operating Income assumes the acquisition of Cornerstone closes on 4/1/05.

Company Highlights Multifamily - Cornerstone Finalizing asset plans for Cornerstone properties 60% - 70% branded as Colonial Grand/Colonial Village Remainder under review 2005 capital expenditures ($10 million up front and 850 per unit in year 1) will be focused on assets to be retained long term by Colonial Properties Integration Plan Integration teams working to establish new operating procedures for all facets of the business Teams on schedule for April 1 2005 closing Accounting platforms are fully compatible Retained key Cornerstone employees Transaction Conclusion Proxy materials mailed and voting underway Special meeting date set for April 1 in Birmingham, Alabama Company Highlights

Company Highlights

COLONIAL PROPERTIES TRUST

- **Office**
  - 1Q 2005 Acquired Westport I & II – 270,000 sq ft – Tampa, Fla.
- **Retail**
  - Intent to shift from regional malls to shopping centers
    - Orlando Fashion Square Mall sold 4Q 2004
    - Six malls being marketed by Granite Partners
  - Acquired Portofino (retail shopping center) Houston TX.
  - Progressing on shopping center developments
    - Colonial Promenade Alabaster – Birmingham, AL (4Q 2005)
    - Colonial Promenade Turkey Creek (50% interest) – Knoxville, TN (2Q 2006)
    - Colonial Promenade Craft Farms – Gulf Shores, AL (2Q 2006)
    - Colonial Promenade Tutwiler Farm – Birmingham, AL (4Q 2006)
- **Balance Sheet**
  - Colonial Properties' BBB-/Baa3/BBB- investment grade ratings affirmed with a stable outlook by Fitch/Moody's/S&P, respectively
  - $275 million bond offering completed January 31, 2005

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Forward Plan 2005 Guidance Earnings per Share (EPS): $4.45 to $4.53 (a) FFO per Share: $3.68 to $3.76 (a) Same-Store Net Operating Income Growth Rates Multifamily: CLP: 3.5% to 4.5% TCR: 5.3% Office: (1.5%) to 0.0% Retail: Malls: 3.0% to 4.0% Shopping centers: 2.0% to 3.0% Balance Sheet Ratio of total debt plus preferred closer to 60% of gross assets Secured debt less than 20% of gross assets Fixed charge coverage above 2x (a) FFO and EPS per Share guidance includes the acquisition of Cornerstone on 4/1/05.

Dividend Highlights FFO per Share and Annual Dividend Payout Ratio 85% 73% 74% 77% 69% 67% 68% 72% 74% 77% 82% 88% (a) FFO and EPS per Share guidance includes the acquisition of Cornerstone on 4/1/05. (a)

Question & Answers

FFO Reconciliation

NOI Reconciliation

Additional Information about the Merger and Where to Find It In connection with the proposed merger of Cornerstone Realty Income Trust, Inc. with and into Colonial Properties Trust, Cornerstone and Colonial have filed relevant materials with the Securities and Exchange Commission, including a registration statement on Form S-4 that contains a prospectus and a joint proxy statement. INVESTORS AND SECURITY HOLDERS OF CORNERSTONE AND COLONIAL ARE URGED TO READ THE MATERIALS BECAUSE THEY CONTAIN IMPORTANT INFORMATION ABOUT CORNERSTONE, COLONIAL AND THE MERGER. The proxy statement, prospectus and other relevant materials, and any other documents filed by Cornerstone and Colonial with the SEC, may be obtained free of charge at the SEC's web site at www.sec.gov. In addition, investors and security holders may obtain free copies of the documents filed with the SEC by Colonial by directing a written request to Colonial Properties Trust, 2101 Sixth Avenue North, Suite 750, Birmingham, Alabama 35203, Attention: Investor Relations, and free copies of the documents filed with the SEC by Cornerstone by directing a written request to Cornerstone Realty Income Trust, Inc., 306 East Main Street, Richmond, Virginia 23219, Attention: Investor Relations. Investors and security holders are urged to read the proxy statement, prospectus and the other relevant materials before making any voting or investment decision with respect to the merger. Cornerstone, Colonial and their respective executive officers, trustees and directors may be deemed to be participants in the solicitation of proxies from the security holders of Cornerstone and Colonial in connection with the merger. Information about those executive officers and directors of Cornerstone and their ownership of Cornerstone common shares is set forth in the proxy statement for Cornerstone's 2004 Annual Meeting of Shareholders, which was filed with the SEC on April 8, 2004. Information about the executive officers and trustees of Colonial and their ownership of Colonial common stock and limited partnership units in Colonial Realty Limited Partnership is set forth in the proxy statement for Colonial's 2004 Annual Meeting of Shareholders, which was filed with the SEC on March 22, 2004. Investors and security holders may obtain additional information regarding the direct and indirect interests of Cornerstone, Colonial and their respective executive officers, trustees and directors in the merger by reading the proxy statement and prospectus regarding the merger when they become available. This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.